Immersion Corporation

30 Rio Robles

San Jose, CA 95134

July 24, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Luna Bloom, Staff Attorney

Re:	Immersion Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 6, 2013
File No. 000-27969

Ladies and Gentlemen:

Immersion Corporation (the “Company” or “Immersion”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 11, 2013, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

For your convenience, the Company has recited the comments from the Staff in italicized, bold type and has followed the comments with the Company’s responses.

General

1.	We are in receipt of your confidential treatment request submitted on May 8, 2013 and will provide comments separately.

The Company acknowledges the Staff’s comment.

Item 1. Business, page 3

2.	We note from your disclosure on page 74 that international revenues were significant to your operations though your business section includes neither the geographic information required by Item 101(d) of Regulation S-K nor a cross-reference to the relevant portion of the notes to the financial statements. Please confirm that you will provide the required disclosure in future filings or advise.

The Company acknowledges the Staff’s comment and will include either the geographic information required by Item101(d) of Regulation S-K in its Business section or a cross-reference to the relevant portion of the notes to the financial statements in its future Annual Reports on Form 10-K.

Securities and Exchange Commission

July 24, 2013

Item 11. Executive Compensation, page 79 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed April 23, 2013)

Executive Compensation

Compensation Discussion & Analysis, page 20

3.	We note that you have identified only four named executive officers in the executive compensation discussion. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that none of the other individuals listed on your website under “Leadership–Executive Team,” including Vice Presidents, are executive officers as defined in Rule 3b-7 of the Exchange Act. In preparing your response, please note that the definition of executive officer under that rule includes any vice president in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the company.

The Company respectfully advises the Staff that the Company’s Board of Directors annually considers and designates the members of its management team who qualify as an “executive officer” within the meaning of Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-7 under the Securities Exchange Act of 1934, as amended (collectively the “Rules”). The individuals designated as executive officers for purposes of the Rules were disclosed in the Business section of the Company’s Form 10-K under the heading “Executive Officers” as required by Item 401(b) of Regulation S-K. The Company respectfully submits that the other members of the management team identified on the “Leadership–Executive Team” page of the Company’s website do not perform a policy making function and are not in charge of a principal business unit, division or function such that they would qualify as an executive officer under the Rules. The “Leadership–Executive Team” page of the Company’s website lists certain vice presidents for product management, marketing and general information purposes and not because such individuals are the head of a principal business unit or perform a policy making function within the meaning of the Rules. In addition, the Company does not believe that the in-house legal function or the human resources function constitute principal business units.

The Company further advises the Staff that with the Company’s transition to a licensing-based business model beginning in 2010, the Company no longer has separate principal business units, divisions or functions and therefore effectively operates as a single business unit under the direction of Victor Viegas, the Company’s President and Chief Executive Officer and a member of the Board of Directors. In 2011, the Company had included Craig Vachon, its former Chief Commercial Officer as a named executive officer. However, after his departure in September 2011, his duties were assumed by Mr. Viegas. In addition to designating Mr. Viegas as an executive officer, the Board of Directors determined that Paul Norris, the Company’s Chief Financial Officer, Dennis Sheehan, the Company’s Senior Vice President, Sales and Marketing, and Joseph LaValle, the Company’s former Vice President, Sales prior to his resignation in November 2012, were also executive officers within the meaning of the Rules during 2012. In accordance with the Board of Directors’ determination, the Company disclosed the compensation for each executive officer who served as such during the year ended December 31, 2012 in its Definitive Proxy Statement on Schedule 14A filed on April 23, 2013 (the “Proxy Statement”) in compliance with Item 402(a)(3) of Regulation S-K. The Company will continue to review its management team on an annual basis to determine if additional personnel would be deemed to be executive officers.

Securities and Exchange Commission

July 24, 2013

Executive Compensation Components, page 24

4.	Your discussion of the various elements of compensation does not explain how the actual amounts paid to each named executive officer compare to the benchmarks used in setting such compensation, nor does it address the reasons for any material variations where actual payments were above or below the benchmark. Please provide this information as it applies to 2012 compensation in your response and confirm that you will expand your disclosure in future filings as applicable. We refer you to prior comment 2 of our letter dated June 18, 2010 and your related response dated June 30, 2010.

The Company advises the Staff that, as described on page 23 of the Proxy Statement, the Company’s Compensation Committee generally uses peer company data as a starting point in assessing the compensation for its named executive officers. In setting named executive officer compensation, the Compensation Committee generally benchmarks base salary against the 50th percentile of the peer group, total cash compensation (base salary and short-term cash incentive awards) against the 65th to75th percentile of the peer group and total direct compensation (base salary, short-term cash incentive awards and long-term equity incentive awards) against the 75th to 80th percentile of the peer group. After considering the peer company data as a point of context, the Compensation Committee then considers subjective factors, such as experience, skills, competencies and performance of the named executive officer. After reviewing these various factors, the Compensation Committee relies upon the judgment of its members in setting named executive officer compensation.

The actual amounts paid to each of the Company’s named executive officers as compared to the peer group benchmarks used in setting such compensation, as well as the reasons for any material variations where actual payments were above or below the peer group benchmarks, are set forth below.

Victor Viegas. Mr. Viegas’ 2012 base salary was $350,000, which was at the 50th percentile of base salary paid to chief executive officers of the Company’s peer group and was largely consistent with the Compensation Committee’s peer group benchmarks. Mr. Viegas’ 2012 target total cash compensation was $630,000, which was within the 60th to 75th percentile of the Company’s peer group, and his 2012 actual total cash compensation was $536,435, which was approximately at the 50th percentile of the Company’s peer group. Mr. Viegas’ 2012 target total direct compensation was $1,214,000, which was approximately at the 75th percentile of the Company’s peer group, and his 2012 actual total direct compensation was $1,152,043, which was within the 60th to 75th percentile of the Company’s peer group. The differences between the target total cash compensation and total direct compensation and the actual total cash compensation and total direct compensation were due to a lower actual short-term cash incentive payment based on the Company’s and Mr. Viegas’ achievement of performance metrics under the Company’s 2012 executive incentive plan, as more fully described on page 25 of the Proxy Statement.

Paul Norris. Mr. Norris’ 2012 base salary was $275,000, which was at the 75th percentile of base salary paid to chief financial officers of the Company’s peer group. Mr. Norris’ 2012 target total cash compensation was $412,500 and his 2012 actual total cash compensation was $335,789, both of which were in the top quartile of the Company’s peer group. Mr. Norris’ target total direct compensation was $1,230,000 and his actual 2012 total direct compensation was $1,180,189, both of which were in the top quartile paid to the Company’s peer group. The Company’s Compensation Committee determined that Mr. Norris’ specialized skill set, including his past legal and intellectual property experience, merited his level of base salary, total cash compensation and total direct compensation as compared to the Compensation Committee’s peer group benchmarks. Additionally, Mr. Norris was awarded an initial equity grant in 2012 in connection with commencement of his employment that increased his total direct compensation in 2012 above the level it will likely be in future years.

Securities and Exchange Commission

July 24, 2013

Dennis Sheehan. Mr. Sheehan’s 2012 base salary was $250,000, which was at the 75th percentile of base salary paid to similar officers of the Company’s peer group. Mr. Sheehan’s 2012 target total cash compensation was $400,000 and his 2012 actual total cash compensation was $333,503, both of which were within the 50th and 75th percentile of the Company’s peer group. . With respect to Mr. Sheehan’s base salary, the Company’s Compensation Committee also reviewed the compensation information for similar officers in the San Francisco Bay area. As compared to that data, Mr. Sheehan’s base salary fell just below the 50th percentile. The Compensation Committee determined that Mr. Sheehan’s sales and marketing skills and familiarity with the business, in combination with the competitive hiring environment of the San Francisco Bay area, merited his level of base salary as compared to the Compensation Committee’s peer group benchmarks. Mr. Sheehan’s total cash compensation was largely consistent with the Compensation Committee’s peer group benchmarks. As part of Mr. Sheehan’s promotion from Vice President of Marketing to Senior Vice President of Marketing and Sales, the Compensation Committee determined that he should receive a grant of 50,000 restricted stock units but did not otherwise review Mr. Sheehan’s total target direct compensation as compared to the Company’s peers.

Joseph LaValle. Mr. LaValle’s 2012 base salary was $210,000, which was within the 25th and 50th percentile of base salary paid to similar officers of the Company’s peer group, and was largely consistent with the Compensation Committee’s peer group benchmark. Mr. LaValle resigned from the Company prior to the end of 2012, and therefore he did not receive a short-term cash incentive award or a long-term equity incentive award in 2012. The Company confirms to the Staff that it will include in its future Definitive Proxy Statements an explanation of how actual amounts paid to its named executive officers compared to benchmarks used in setting compensation and address the reasons for any material variation where actual payments were above or below the benchmark.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Securities and Exchange Commission

July 24, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 350-8819.

Sincerely,

/s/ Amie Peters

Amie Peters General Counsel and VP, Legal

cc:	Victor Viegas, Immersion Corporation
Paul	Norris, Immersion Corporation
Jeffrey	Vetter, Fenwick & West LLP